UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 30, 2007

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay Suite 4200 Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02 Results of Operations and Financial Condition.

On April 30, 2007, EOG Resources, Inc. issued a press release announcing first quarter 2007 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1   Press Release of EOG Resources, Inc. dated April 30, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: April 30, 2007   By: /s/ TIMOTHY K. DRIGGERS
                                   Timothy K. Driggers
                                   Vice President and Chief Accounting Officer
                                   (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated April 30, 2007

EXHIBIT 99.1



| EOG Resources, Inc. | P.O. Box 4362 | Houston, TX 77210-4362 |

News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS FIRST QUARTER 2007 RESULTS

- **United States Natural Gas Production Increases by 21 Percent Over First Quarter 2006**
- **Total Company Production on Track to Meet 2007 Growth Target of 10 Percent**

FOR IMMEDIATE RELEASE: Monday, April 30, 2007

HOUSTON – EOG Resources, Inc. (EOG) today reported first quarter 2007 net income available to common of $216.8 million, or $0.88 per share. This compares to first quarter 2006 net income available to common of $424.8 million, or $1.73 per share.

The results for the first quarter 2007 included a previously disclosed $39.8 million ($25.6 million after tax, or $0.11 per share) loss on the mark-to-market of financial commodity price transactions. During the quarter, the net cash realized related to financial commodity contracts was $47.3 million ($30.4 million after tax, or $0.12 per share). Consistent with some analysts' practice of matching realizations to settlement months, adjusted non-GAAP net income available to common for the quarter was $272.8 million, or $1.11 per share. Last year's first quarter results included a $107.0 million ($68.8 million after tax, or $0.28 per share) gain on the mark-to-market of financial commodity price transactions. The net cash inflow from the settlement of financial commodity price transactions was $30.1 million ($19.3 million after tax, or $0.08 per share). Reflecting these items, first quarter 2006 adjusted non-GAAP net income available to common was $375.3 million, or $1.53 per share. (Please refer to the attached

| Energy | Opportunity | Growth |

tables for the reconciliation of adjusted non-GAAP net income available to common to net income available to common.)

<u>Operational Highlights</u>

United States natural gas production increased 21 percent over the first quarter 2006 led by continued strong results and production increases from the Fort Worth Basin Barnett Shale. Other growth drivers during the first quarter were EOG's operations in East Texas, South Texas, the Rockies and Mid Continent.

"Based on our growing success in the Barnett Shale and our other activities in North America, we are on track to achieve our target of 10 percent total company production growth in 2007," said Mark G. Papa, Chairman and Chief Executive Officer. "We think it is a significant operational achievement for a company the size of EOG to grow U.S. production organically at double digit rates as we are doing."

In Johnson County, where EOG is furthest along in the development of its Barnett Shale assets, the Fowler Unit #1H, the best well that EOG has completed in the play to date, began production at a rate of 16 million cubic feet per day (MMcfd) of natural gas in March. EOG has a 100 percent working interest in the well, which is located in the eastern part of the county. Also in Johnson County, three Hardcastle Unit wells, the #8H, #9H and #10H, were drilled with 35 acre spacing between them. The wells, in which EOG has a 100 percent working interest, each began producing natural gas at rates varying from 5.8 to 6.7 MMcfd.

Outside of Johnson County in Erath, Hood, Jack and Parker Counties where EOG has increased its drilling activity, a number of wells were recently turned to sales. In Erath County, the Houston Ranch #16H, in which EOG has a 97 percent working interest, began producing natural gas in March at a rate of 1.7 MMcfd. Four Hood County wells, the Black Ranch #14H, the Branch Farms #1H and the Mabery A Unit #1H and B Unit #1H, were drilled during the first quarter and completed to sales in April at initial production rates that varied from 1.4 to 2.6 MMcfd. EOG has an approximate 80 percent working interest in these wells. In Parker County, EOG has a 100 percent working interest in the KTV Betzel Unit #3H, which began initial production in April at 2.0 MMcfd.

"Operating results from the Fort Worth Barnett Shale continue to meet or exceed every target we have set," said Papa. "As we maintain our focus on gaining operational expertise, our results continue to improve as well."

In South Texas, EOG completed two strong Lobo wells in Zapata County. The Barrocito #6, in which EOG has a 100 percent working interest, was drilled to 11,000 feet. The well, which began initial natural gas production at a rate of 14 MMcfd, sets up the potential for a significant number of offset drilling locations. Also in Zapata County, the Slator Ranch W-4, which was drilled in the Stirling Field, flowed at an initial production rate of 13.8 MMcfd of natural gas and 120 barrels of oil per day, gross. EOG has an 88 percent working interest in the well.

"In the past month, we have seen a strengthening in natural gas prices for the second half of the year that falls in-line with our internal expectations. Based on the current commodity environment, we plan to execute our $3.4 billion capital expenditure program in 2007," said Papa.

Capital Structure

Recognizing the company's strong financial position, Standard and Poor's Credit Rating Services upgraded EOG to A- after the end of the first quarter.

"2007 is shaping up to be an active drilling year with good organic production growth. Combined with our continued focus on returns and cost control, we expect to end the year as we began, with a very strong balance sheet," noted Papa.

Conference Call Scheduled for May 1, 2007

EOG's first quarter 2007 conference call will be available via live audio webcast at 8 a.m. Central Daylight Time (9 a.m. Eastern Daylight Time) Tuesday, May 1, 2007. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through Tuesday, May 15, 2007.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, offshore Trinidad and the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced

Energy   **Opportunity**   **Growth**

drilling crews, materials and equipment used in well completions, and tubular steel; the availability, terms and timing of governmental and other permits and rights of way; the availability of pipeline transportation capacity; the availability of compression uplift capacity; the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; weather; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. Forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for fiscal year ended December 31, 2006, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

Energy   **Opportunity**   **Growth**

EOG RESOURCES, INC.

FINANCIAL REPORT

(Unaudited; in millions, except per share data)

	Quarter Ended March 31	
	2007	2006
Net Operating Revenues	$ 875.2	$ 1,084.5
Net Income Available to Common	$ 216.8	$ 424.8
Net Income Per Share Available to Common		
Basic	$ 0.89	$ 1.76
Diluted	$ 0.88	$ 1.73
Average Number of Shares Outstanding		
Basic	242.8	241.1
Diluted	246.7	245.9

SUMMARY INCOME STATEMENTS

(Unaudited; in thousands)

	Quarter Ended March 31	
	2007	2006
Net Operating Revenues		
Wellhead Natural Gas	$ 735,642	$ 789,061
Wellhead Crude Oil, Condensate and Natural Gas Liquids	174,864	184,718
(Losses) Gains on Mark-to-Market Commodity Derivative Contracts	(39,801)	107,024
Other, Net	4,508	3,733
Total	875,213	1,084,536
Operating Expenses		
Lease and Well	104,325	87,484
Transportation Costs	37,748	28,096
Exploration Costs	26,384	39,392
Dry Hole Costs	16,810	10,726
Impairments	24,042	22,773
Depreciation, Depletion and Amortization	244,342	177,652
General and Administrative	43,879	36,291
Taxes Other Than Income	40,648	53,694
Total	538,178	456,108
Operating Income	337,035	628,428
Other Income, Net	5,924	14,556
Income Before Interest Expense and Income Taxes	342,959	642,984
Interest Expense, Net	7,638	13,153
Income Before Income Taxes	335,321	629,831
Income Tax Provision	117,654	203,124
Net Income	217,667	426,707
Preferred Stock Dividends	875	1,858
Net Income Available to Common	$ 216,792	$ 424,849

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended March 31	
	2007	2006
Wellhead Volumes and Prices		
Natural Gas Volumes (MMcfd)		
United States	915	758
Canada	222	229
United States & Canada	1,137	987
Trinidad	253	283
United Kingdom	30	34
Total	1,420	1,304
Average Natural Gas Prices ($/Mcf)		
United States	$ 6.42	$ 7.77
Canada	6.43	7.87
United States & Canada Composite	6.42	7.79
Trinidad	2.81	2.44
United Kingdom	5.55	11.56
Composite	5.76	6.72
Crude Oil and Condensate Volumes (MBbld)		
United States	21.9	21.0
Canada	2.5	2.6
United States & Canada	24.4	23.6
Trinidad	4.3	5.4
United Kingdom	0.1	0.2
Total	28.8	29.2
Average Crude Oil and Condensate Prices ($/Bbl)		
United States	$ 53.76	$ 60.42
Canada	51.76	51.95
United States & Canada Composite	53.55	59.48
Trinidad	59.91	61.79
United Kingdom	52.87	57.86
Composite	54.51	59.90
Natural Gas Liquids Volumes (MBbld)		
United States	9.5	7.3
Canada	1.1	0.7
Total	10.6	8.0
Average Natural Gas Liquids Prices ($/Bbl)		
United States	$ 37.07	$ 37.19
Canada	36.37	42.77
Composite	37.00	37.69
Natural Gas Equivalent Volumes (MMcfed)		
United States	1,104	927
Canada	243	249
United States & Canada	1,347	1,176
Trinidad	279	316
United Kingdom	31	35
Total	1,657	1,527
Total Bcfe	149.1	137.5

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	March 31, 2007	December 31, 2006
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 141,700	$ 218,255
Accounts Receivable, Net	734,231	754,134
Inventories	122,461	113,591
Assets from Price Risk Management Activities	41,330	130,612
Income Taxes Receivable	42,202	94,311
Deferred Income Taxes	9,767	-
Other	36,415	39,177
Total	1,128,106	1,350,080
Oil and Gas Properties (Successful Efforts Method)	14,793,485	13,893,851
Less: Accumulated Depreciation, Depletion and Amortization	(6,212,647)	(5,949,804)
Net Oil and Gas Properties	8,580,838	7,944,047
Other Assets	117,910	108,033
Total Assets	$ 9,826,854	$ 9,402,160
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 924,644	$ 896,572
Accrued Taxes Payable	80,194	130,984
Dividends Payable	22,030	14,718
Deferred Income Taxes	21,071	144,615
Other	50,607	68,123
Total	1,098,546	1,255,012
Long-Term Debt	820,042	733,442
Other Liabilities	315,102	300,907
Deferred Income Taxes	1,747,500	1,513,128
Shareholders' Equity		
Preferred Stock, $0.01 Par, 10,000,000 Shares Authorized:		
Series B, Cumulative, $1,000 Liquidation Preference Per Share, 53,260 Shares Outstanding at March 31, 2007 and December 31, 2006	52,919	52,887
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and 249,460,000 Shares Issued	202,495	202,495
Additional Paid In Capital	140,642	129,986
Accumulated Other Comprehensive Income	194,628	176,704
Retained Earnings	5,356,647	5,151,034
Common Stock Held in Treasury, 4,979,921 Shares at March 31, 2007 and 5,724,959 Shares at December 31, 2006	(101,667)	(113,435)
Total Shareholders' Equity	5,845,664	5,599,671
Total Liabilities and Shareholders' Equity	$ 9,826,854	$ 9,402,160

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Quarter Ended March 31	
	2007	2006
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 217,667	$ 426,707
Items Not Requiring Cash		
Depreciation, Depletion and Amortization	244,342	177,652
Impairments	24,042	22,773
Stock-Based Compensation Expenses	14,211	9,003
Deferred Income Taxes	96,999	106,326
Other, Net	(1,695)	(4,444)
Dry Hole Costs	16,810	10,726
Mark-to-Market Commodity Derivative Contracts		
Total Losses (Gains)	39,801	(107,024)
Realized Gains	47,268	30,054
Other, Net	10,219	4,299
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	22,935	135,150
Inventories	(8,844)	(13,370)
Accounts Payable	23,431	(9,535)
Accrued Taxes Payable	1,967	29,298
Other Assets	(3,623)	7,385
Other Liabilities	(14,356)	(5,046)
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	(32,694)	(33,187)
Net Cash Provided by Operating Activities	698,480	786,767
Investing Cash Flows		
Additions to Oil and Gas Properties	(867,936)	(589,048)
Proceeds from Sales of Assets	2,939	2,741
Changes in Components of Working Capital Associated with		
Investing Activities	32,959	33,288
Other, Net	(26,173)	(5,253)
Net Cash Used in Investing Activities	(858,211)	(558,272)
Financing Cash Flows		
Net Commercial Paper and Revolving Credit Facility Borrowings	116,600	-
Long-Term Debt Repayments	(30,000)	(52,325)
Dividends Paid	(15,522)	(11,432)
Excess Tax Benefits from Stock-Based Compensation Expenses	7,409	7,177
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	5,276	6,129
Other, Net	(265)	(101)
Net Cash Provided by (Used in) Financing Activities	83,498	(50,552)
Effect of Exchange Rate Changes on Cash	(322)	(427)
(Decrease) Increase in Cash and Cash Equivalents	(76,555)	177,516
Cash and Cash Equivalents at Beginning of Period	218,255	643,811
Cash and Cash Equivalents at End of Period	$ 141,700	$ 821,327

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON (Non-GAAP)
TO NET INCOME AVAILABLE TO COMMON (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month periods ended March 31 reported Net Income Available to Common (GAAP) to reflect actual cash realized from oil and gas hedges by eliminating the unrealized mark-to-market gains or losses from these transactions. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended March 31	
	2007	2006
Reported Net Income Available to Common (GAAP)	$ 216,792	$ 424,849
Mark-to-Market (MTM) Commodity Derivative Contracts Impact		
Total Losses (Gains)	39,801	(107,024)
Realized Gains	47,268	30,054
Subtotal	87,069	(76,970)
After Tax MTM Impact	56,029	(49,530)
Adjusted Net Income Available to Common (Non-GAAP)	$ 272,821	$ 375,319
Adjusted Net Income Per Share Available to Common (Non-GAAP)		
Basic	$ 1.12	$ 1.56
Diluted	$ 1.11	$ 1.53
Average Number of Shares Outstanding		
Basic	242,763	241,118
Diluted	246,677	245,923

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW AVAILABLE TO COMMON (Non-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month periods ended March 31 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow Available to Common (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Changes in Components of Working Capital, Other Assets and Liabilities and Preferred Stock Dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended March 31	
	2007	2006
Net Cash Provided by Operating Activities (GAAP)	$ 698,480	$ 786,767
Adjustments		
Exploration Costs (excluding Stock-Based Compensation Expenses)	23,345	37,665
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(22,935)	(135,150)
Inventories	8,844	13,370
Accounts Payable	(23,431)	9,535
Accrued Taxes Payable	(1,967)	(29,298)
Other Assets	3,623	(7,385)
Other Liabilities	14,356	5,046
Changes in Components of Working Capital Associated with Investing and Financing Activities	32,694	33,187
Preferred Stock Dividends	(875)	(1,858)
Discretionary Cash Flow Available to Common (Non-GAAP)	$ 732,134	$ 711,879